Exhibit 4.1

May 27, 2004

To:	First Public Securities

To	Whom It May Concern:

Mark DeSomer, founder of Sunburst Resources, am authorizing First Public Securities to act on my behalf, in order to facilitate the re-issue of Sunburst stock certificates for WiFi Wireless. As of this writing, Sunburst Resources, an Oregon corporation, with 10,000,000 shares authorized to issue, has been changed by the Secretary of State, to be named WIFI Wireless, with 100,000,000 shares authorized to be issued.